UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of registration submits the following information:

Name:

Aspiriant Risk-Managed Capital Appreciation Fund

Address of Principal Business Office (No. & Street, City, State, Zip Code):

c/o UMB Fund Services, Inc.

235 West Galena Street

Milwaukee, WI 53212

Telephone Number (including area code):

414-299-2270

Name and address of agent for service of process:

Terrance P. Gallagher

Aspiriant Risk-Managed Capital Appreciation Fund

c/o UMB Fund Services, Inc.

235 West Galena Street

Milwaukee, WI 53212

with a copy to:

Joshua B. Deringer, Esquire

Faegre Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

[x]	Yes	[ ]	No

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Milwaukee and the State of Wisconsin, as of the 16th day of November, 2020.

Aspiriant Risk-Managed Capital
Appreciation Fund

By:	/s/ Terrance P. Gallagher
	Name:	Terrance P. Gallagher
	Title:	Trustee

Attest:	/s/ Sharon Gallagher
Name:	Sharon Gallagher